UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the nine-month period ended September 30, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____________________ to _____________________

      Commission file number 1-14050

  A.      Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

                                      Lexmark International, Inc.
                          1999 Employee Stock Purchase Plan

    B.    Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                      Lexmark International, Inc.
                          One Lexmark Centre Drive
                          740 West New Circle Road
                          Lexington, Kentucky 40550

  Lexmark International, Inc.
1999 Employee Stock Purchase Plan

Form 11-K
For the Nine-Month Period Ended September 30, 2008

Pages
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Assets Available for Plan Benefits	2
Statements of Changes in Assets Available for Plan Benefits	3
Notes to Financial Statements	4 – 8
Signature	9
Exhibit:
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Lexmark International, Inc.
1999 Employee Stock Purchase Plan

We have audited the accompanying statements of assets available for plan benefits of the Lexmark International, Inc. 1999 Employee Stock Purchase Plan (the Plan) as of September 30, 2008 and December 31, 2007, and the related statements of changes in assets available for plan benefits for the nine-month period ended September 30, 2008 and for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal controls over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of September 30, 2008 and December 31, 2007 and the changes in assets available for plan benefits for the nine-month period ended September 30, 2008 and for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mountjoy & Bressler LLP

Mountjoy & Bressler LLP
Louisville, Kentucky
December 10, 2008

Lexmark International, Inc.
1999 Employee Stock Purchase Plan
Statements of  Assets Available for Plan Benefits
As of  September 30, 2008 and December 31, 2007

ASSETS	September 30, 2008	December 31, 2007

Lexmark Class A Common Stock, at fair value (cost of $33,499,486 at December 31, 2007)	-	$19,459,215

Employer contribution receivable	-	359,045

Employee contribution receivable	-	2,040,965

Assets available for plan benefits	-	$21,859,225

        The accompanying notes are an integral part of the financial statements.

Lexmark International, Inc.
1999 Employee Stock Purchase Plan
Statements of Changes in Assets Available for Plan Benefits
For the nine-month period ended September 30, 2008 and for the years ended December 31, 2007 and  2006

	2008	2007	2006

Contributions:
Employer	$-	$876,287	$981,999
Employee	-	4,979,883	5,586,741
Total contributions	-	5,856,170	6,568,740

Withdrawals of Lexmark Class A Common Stock by participants, at fair value	(20,345,471)	(4,473,597)	(7,955,958)

Investment (loss) gain:
Net (depreciation) appreciation in fair value of Lexmark Class A Common Stock	(1,513,754)	(21,147,546)	15,904,752

Net (decrease) increase	(21,859,225)	(19,764,973)	14,517,534

Assets available for plan benefits:
Beginning of year	21,859,225	41,624,198	27,106,664
End of year	$-	$21,859,225	$41,624,198

      The accompanying notes are an integral part of the financial statements.

Lexmark International, Inc.
1999 Employee Stock Purchase Plan
Notes to Financial Statements

1.           PLAN DESCRIPTION

The following is a brief description of the Lexmark International, Inc. 1999 Employee Stock Purchase Plan (the “Plan”) and is provided for general information only. For additional information regarding the Plan’s provisions, participants should refer to the Plan prospectus.

General

The Plan is designed to provide eligible employees (“employees”) of Lexmark International, Inc. (“Company”) an opportunity to purchase Lexmark Class A Common Stock (“Lexmark Stock”) at a discounted price through payroll deductions.  Eligible employees may participate in the Plan during two offering periods each calendar year, January 1 through June 30 and July 1 through December 31 (the “Offering Periods”). The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan was approved by the Company’s stockholders on April 29, 1999 and commenced operation on January 1, 2000.  A total of 3,000,000 shares of Lexmark Stock may be acquired by participants under the terms of the Plan.

The Company suspended the operation of the Plan as of December 31, 2007 and terminated the Plan effective September 30, 2008.  Employees enrolled in the Plan during the Offering Period that ended December 31, 2007 qualified for the final Plan purchase executed according to the Plan provisions described in these Notes.

Administration

A committee comprised of the Executive Vice President and Chief Financial Officer, Vice President of Human Resources and Vice President, General Counsel and Secretary of the Company has been designated as the Plan Administrator by the Compensation and Pension Committee of the Company’s Board of the Directors.  The recordkeeping and administration of the Plan is provided by Computershare Shareholder Services, Inc. (“Computershare”) and CIC Epargne Salariale (“CIC”).  BNY Mellon Shareholder Services is the transfer agent.  Computershare and CIC use information regarding employees’ payroll deductions to credit an account in each participant’s name with the number of full and fractional shares of Lexmark Stock purchased by that participant’s contributions to the Plan.  Shares acquired by participants under the Plan may be shares issued by the Company from its authorized but unissued stock, treasury stock or shares purchased on the open market.

Effective September 30, 2008, the Company terminated its service agreement with Computershare and directed it to transfer all of the Lexmark Stock credited to each participant’s custodial account at Computershare to an individual brokerage account established for each employee at BNY Mellon Shareholder Services.

Eligibility

Eligible employees are those individuals who have been employed as regular employees for three consecutive full months prior to the first day of an Offering Period by the Company or

Lexmark International, Inc.
1999 Employee Stock Purchase Plan
Notes to Financial Statements, Continued

one of its designated subsidiaries whose employees have been approved by the Plan Administrator for participation in the Plan.  The Plan Administrator also has the authority to prescribe additional rules affecting the eligibility of employees to participate in the Plan.  There were approximately 1,000 participants in the Plan at December 31, 2007.  At September 30, 2008, there were no remaining participants in the Plan due to the Plan’s termination.

Contributions

Eligible employees may elect to contribute from 1% to 10% of their eligible compensation to the Plan via payroll deductions.  Employees may elect to increase or decrease their payroll deductions to any whole percentage between 1% and 10%, or to suspend their contributions, up to two times during an Offering Period, subject to a maximum of two changes per calendar year.  Employer contributions are described under the heading “Purchases” below.

As noted above, the Company suspended the operation of the Plan as of December 31, 2007, and terminated the Plan effective September 30, 2008.  As such, after December 31, 2007, there were no current and will be no future contributions to the Plan by the Company or its employees.

Purchases

Until June 30, 2002, employees’ contributions were used to purchase Lexmark Stock on or about the last business day of each month, and for most participants in the Plan, the price for a whole or fractional share of Lexmark Stock was 85% of its closing market price on the last business day of the respective month.  Effective July 1, 2002, the Plan was amended whereby employees’ contributions were used to purchase Lexmark Stock on or about the last business day of each Offering Period, and for most participants in the Plan, the price for a whole or fractional share was the lesser of 85% of the closing market price on (i) the last business day immediately preceding the first day of the respective Offering Period and (ii) the last business day of the respective Offering Period.  Effective January 1, 2006, the Plan was further amended whereby the price for a whole or fractional share of Lexmark Stock is 85% of its closing market price on the last business day of the respective Offering Period.  However, the purchase price may vary somewhat for certain participants in the Plan who are or were employed outside of the United States, depending on the administration of the Plan in their respective countries.  Employer contributions are generally equal to the 15% discount.  Prior to January 1, 2008, shares of Lexmark Stock acquired under the Plan had to be held for a period of 12 months from the date of purchase except under certain limited circumstances. The value of shares purchased by an eligible employee in any calendar year could not exceed $25,000 in fair value (based on the closing market price on the first day of each Offering Period).

Expenses

The Company pays all administrative expenses related to the purchase, custody and recordkeeping of Lexmark Stock held as part of the Plan.  These expenses may include brokers’

Lexmark International, Inc.
1999 Employee Stock Purchase Plan
Notes to Financial Statements, Continued

commissions, transfer fees, administrative costs and other similar expenses.  Expenses related to the disposition or transfer of shares from participants’ accounts are borne by the participants.

Withdrawals and Termination of Employment

The Plan provides that a participant may withdraw from the Plan at any time by giving written notice or such other form of notice as required by the Plan Administrator.  Separation of employment for any reason, including death, disability, termination or retirement is considered a withdrawal from the Plan.  Upon withdrawal from the Plan, the shares of Lexmark Stock held on the participant’s behalf by the agent will remain in the participant’s account with the agent until the participant requests that the shares be sold or transferred.  Prior to January 1, 2008, Lexmark Stock purchased under the Plan could not be sold for a period of 12 months from the date of purchase or transferred for a period of two years from the first day of an Offering Period, except in the event of death, disability, retirement or a change in control of the Company as defined in the Plan document.  Effective January 1, 2008, these holding requirements were eliminated. Rights to participate in or to purchase Lexmark Stock under the Plan are nontransferable.

Plan Termination

Effective September 30, 2008, the Company terminated the Plan and transferred all of the Lexmark Stock credited to each participant’s custodial account at Computershare to an individual brokerage account established for each employee at BNY Mellon Shareholder Services.

Income Tax Status

The Plan is not qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the restrictions and special tax treatment provided therein are not available to participants.  The Plan is intended to qualify as an Employee Stock Purchase Plan under Section 423 of the Code.  The Plan does not provide for income taxes, as all taxable income is taxable to the participants.  Participants are not taxed on the 15% stock price discount at the time of purchase.  Upon the sale of Lexmark Stock purchased under the Plan, participants are subject to tax.  The amount of tax depends on how long the shares are held.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Lexmark International, Inc.
1999 Employee Stock Purchase Plan
Notes to Financial Statements, Continued

Employee Accounts

The Lexmark Stock held by the Plan is held in custodial accounts by Computershare and CIC.  Computershare maintains a separate account for each participant reflecting the total number of shares held by each such participant.  Each participant holding shares through Computershare has the right to vote, receive dividends and dispose of his or her shares (following the required holding period) while they are held in the Computershare custodial account.  Computershare allocates to each participant account the number of full and fractional shares of Lexmark Stock purchased with contributions credited to such account.  Effective September 30, 2008, the Company terminated its service agreement with Computershare and directed it to transfer all of the Lexmark Stock credited to each participant’s custodial account at Computershare to an individual brokerage account established for each employee at BNY Mellon Shareholder Services.

CIC holds the Lexmark Stock allocated to Lexmark’s participants located in France in a fund and allocates an interest in the value of the fund to each participant on a monetary basis.  CIC includes the number of full and fractional shares of Lexmark Stock purchased with employee contributions in the company owned fund.  Given the nature of the accounts held by CIC for the participants, no changes were necessary upon the termination of the Plan.

Lexmark Stock Valuation

Lexmark Stock is stated at fair value as quoted by the New York Stock Exchange.  Unless otherwise requested by the participant, participant shares are sold or withdrawn on a first-in-first-out basis.

Net Appreciation (Depreciation)

The Plan presents in the Statements of Changes in Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of Lexmark Stock, which consists of realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Withdrawals

Withdrawals of Lexmark Stock are recorded at fair value on the date of withdrawal.  Withdrawals are recorded when distributed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in assets available for Plan benefits during the reporting period.  Actual results could differ from those estimates.

Lexmark International, Inc.
1999 Employee Stock Purchase Plan
Notes to Financial Statements, Continued

3.        CONCENTRATION OF INVESTMENT – RISKS AND UNCERTAINTIES

The Plan’s assets available for Plan benefits consist entirely of Lexmark Stock.  Accordingly, the underlying value of the Plan assets is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.  Changes in the fair value of Lexmark Stock could materially affect a participant’s account balance and the amounts reported in the Statements of Changes in Assets Available for Plan Benefits.

4.        INVESTMENTS IN LEXMARK STOCK
The following is a summary of the Lexmark Stock activity for the nine-month period ended September 30, 2008 and for the years ended December 31, 2007 and 2006:

	Shares	Cost	Fair Value
Balances at December 31, 2005	522,511	$ 33,902,096	$ 23,424,168
Purchases	145,216	7,198,175	7,198,175
Withdrawals	(140,799)	(9,401,408)	(7,955,958)
Changes in fair value: Net unrealized gains Net realized losses	---- ----	---- ----	17,350,202 (1,445,450)
Balances at December 31, 2006	526,928	31,698,863	38,571,137
Purchases	111,799	6,509,221	6,509,221
Withdrawals	(80,517)	(4,708,598)	(4,473,597)
Changes in fair value: Net unrealized losses Net realized losses	---- ----	---- ----	(20,912,545) (235,001)
Balances at December 31, 2007	558,210	33,499,486	19,459,215
Purchases	68,848	2,400,010	2,400,010
Withdrawals	(627,058)	(35,899,496)	(20,345,471)
Changes in fair value: Reversal of net unrealized losses Net realized losses	---- ----	---- ----	14,040,271 (15,554,025)
Balances at September 30, 2008	----	$ ----	$ ----

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEXMARK INTERNATIONAL, INC.
1999 EMPLOYEE STOCK PURCHASE PLAN

Date: December 12, 2008	By: /s/ John W. Gamble, Jr.
John W. Gamble, Jr.
Executive Vice President and
Chief Financial Officer,
on behalf of the Plan Administrator

Index to Exhibit

Number                      Description of Exhibit

      23.1                      Consent of Independent Registered Public Accounting Firm